UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 2 )

 Under the Securities Exchange Act of 1934

Workhorse Group Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98138J206

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98138J206

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Marathon Asset Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 1,153,184

	6.	Shared Voting Power* 0

	7.	Sole Dispositive Power* 1,153,184

	8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 1,153,184

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 0.95%

12.	Type of Reporting Person (See Instructions) IA

* See Item 4 below. This constitutes an exit filing for Reporting Person.

Item 1.
	(a)	Name of Issuer Workhorse Group Inc.
	(b)	Address of Issuer’s Principal Executive Offices 100 Commerce Drive Loveland, Ohio 45140

Item 2.
	(a)	Name of Person(s) Filing Marathon Asset Management, L.P.
	(b)	Address of Principal Business Office or, if none, Residence One Bryant Park, 38th Floor New York, New York 10036
	(c)	Citizenship Delaware, United States of America
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 98138J206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership

(a) Amount beneficially owned: 1,153,184(1)

(b) Percent of class: 0.95%(2)

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or direct the vote: 1,153,184(1)

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 1,153,184(1)

(iv) Shared power to dispose or direct the disposition of: 0

(1)  The common shares, par value $0.001 per share, of Workhorse Group Inc., a Nevada corporation (the “Company”), reported herein are issuable upon the exercise of warrants (the “Warrants”) issued by the Company to funds (the “Funds and Accounts”), which are managed by Marathon Asset Management, L.P. (“Marathon”)..

The general partner of Marathon is Marathon Asset Management GP, L.L.C. (the “General Partner”). Bruce Richards and Louis Hanover are the managing members of the General Partner. This report shall not be deemed to be an admission that Marathon, the General Partner, Messrs. Richards or Hanover, the Funds and Accounts or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Exchange Act, or for any other purpose.

(2)	Based upon 120,529,157 shares of the Company’s common stock deemed outstanding as of December 31, 2020, as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Exchange Act Rule 14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

MARATHON ASSET MANAGEMENT, L.P.

By: Marathon Asset Management GP, L.L.C., its general partner

By:	/s/ Andrew Rabinowitz
Name: Andrew Rabinowitz
Title: Authorized Person